UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) April 30, 2019

GTx, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-50549	62-1715807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17 W Pontotoc Ave. Suite 100 Memphis, Tennessee	38103
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (901) 523-9700

175 Toyota Plaza
7th Floor
Memphis, Tennessee 38103

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Agreement and Plan of Merger and Reorganization

In connection with the matters described under Item 8.01 hereof, on April 30, 2019, GTx, Inc. (“GTx”) entered into an Amendment No. 1 to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement Amendment”) with Oncternal Therapeutics, Inc., a Delaware corporation (“Oncternal”), and Grizzly Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of GTx (“Merger Sub”). The Merger Agreement Amendment amended certain of the terms of the Agreement and Plan of Merger and Reorganization entered into by and among GTx, Oncternal and Merger Sub on March 6, 2019 (the “Original Merger Agreement” and as amended by the Merger Agreement Amendment, the “Merger Agreement”) by, among other things: (i) amending the exchange ratio formula such that the former Oncternal stockholders immediately before the merger contemplated by the Merger Agreement (the “Merger”) are expected to own approximately 77.5% of the outstanding capital stock of GTx rather than 75% as set forth in the Original Merger Agreement; (ii) amending the exchange ratio formula such that the GTx stockholders immediately before the Merger are expected to own approximately 22.5% of the outstanding capital stock of GTx rather than 25% as set forth in the Original Merger Agreement; (iii) amending the calculation of GTx’s cash balance at the Closing (as such term is defined in the Merger Agreement) such that the cash balance will not be reduced by payments of GTx’s transaction expenses or any other costs or payments by GTx triggered by the transactions contemplated by the Merger Agreement or pursuant to any of GTx’s benefit plans; and (iv) amending GTx’s and Oncternal’s target cash amount used for purposes of determining whether there will be an adjustment to the ownership of GTx’s stockholders in the calculation of the exchange ratio formula.

Except as set forth above, the material terms of the Merger Agreement are substantially the same as the terms of the Original Merger Agreement, which was previously filed as Exhibit 2.1 to GTx’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 7, 2019.

The foregoing description of the material terms of the Merger Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Contingent Value Rights Agreement

In connection with the Merger Agreement Amendment and the matters described under Item 8.01 hereof, the form of the Contingent Value Rights Agreement to be entered into at the Effective Time (as such term is defined in the Merger Agreement) by and between GTx, Marc Hanover, as representative of GTx’s stockholders prior to the Effective Time, and Computershare Inc., as the Rights Agent, was also amended (as such form has been amended, the “Amended Form CVR Agreement”). The original agreed upon form of the CVR Agreement (the “Original Form CVR Agreement”) was amended to provide, among other things: (i) that for each share of GTx common stock held, GTx’s stockholders of record as of immediately prior to the Effective Time will receive one contingent value right entitling such holders to receive in the aggregate 75% (rather than 50% as provided for in the Original Form CVR Agreement) of any net proceeds received during the 15-year period after the Closing from the grant, sale or transfer of rights to GTx’s selective androgen receptor degrader (“SARD”) or selective androgen receptor modulator (“SARM”) technology that occurs during the 10-year period after the Closing (or in the 11th year if based on a term sheet approved during the initial 10-year period); and (ii) that instead of using commercially reasonable efforts to develop SARD products, as provided in the Original Form of CVR Agreement, Oncternal (as successor in interest to GTx) will use commercially reasonable efforts, in its sole discretion, either to develop SARD products or to divest SARD technology, subject to certain limitations. The CVR agreement will be effective prior to the Closing and will continue in effect until the payment of all amounts payable thereunder, unless terminated upon termination of the Merger Agreement.

Except as set forth above, the material terms of the Amended Form CVR Agreement are substantially the same as the terms of the Original Form CVR Agreement, which was previously filed as Exhibit 2.2 to GTx’s Current Report on Form 8-K filed with the SEC on March 7, 2019.

The foregoing description of the material terms of the amendments effected by the Amended Form CVR Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amended Form CVR Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference.

Item 8.01 Other Events.

GTx Business Update

As previously disclosed, under an exclusive worldwide license agreement with the University of Tennessee Research Foundation (“UTRF”), GTx is developing UTRF’s proprietary SARD technology, which GTx believes may have the potential to provide compounds that can degrade or antagonize multiple forms of androgen receptor thereby potentially inhibiting tumor growth in patients with progressive castration-resistant prostate cancer (“CRPC”), including those patients who do not respond to or are resistant to current androgen targeted therapies. GTx has been conducting preclinical studies to determine if it can identify an appropriate SARD compound to move forward into those additional preclinical studies required for the potential submission of an investigational new drug application (“IND”) to enable the initiation of a first-in-human clinical trial. However, in April 2019, GTx received new preclinical data from an independent laboratory that, among other things, showed that at higher dose concentrations, the SARD compounds tested by the independent laboratory demonstrated partial androgen receptor agonist activity. If these results were to translate to the clinical setting where there is little or no dose separation between antagonist activity and agonist activity, the future of the SARD program as an effective treatment for men with CRPC would likely not be viable. This preclinical data was in conflict with other independent laboratory preclinical data previously received by GTx and with internal preclinical data generated by GTx, that included: (1) conflicting in vitro data showing either partial agonist activity or no partial agonist activity, (2) in vivo data which showed no evidence of agonistic activity, and (3) data from another independent laboratory showing the dose-dependent suppression of enzalutamide-resistant prostate cancer tumors in a rat xenograft model.  Considering this conflicting information, it was concluded that additional preclinical studies were required to better understand SARDs and their mechanism of action, and to reconcile the conflicting in vitro and in vivo findings. Accordingly, additional preclinical research will be required in order to determine whether an appropriate SARD compound can potentially be advanced into any IND-enabling preclinical studies, if at all.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon GTx’s current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger; the possibility that any grant, sale or transfer of rights to SARD or SARM technology will occur during the term of the Contingent Value Rights Agreement and that the conditions to payment under the contingent value rights provided for thereunder (“CVRs”) will be met; expectations regarding the ownership structure of the combined company following the Closing; the therapeutic potential of GTx’s licensed SARD technology; the potential for GTx to identify an appropriate SARD compound to move forward into IND-enabling preclinical studies and the potential for an IND submission to enable the initiation of a first-in-human clinical trial of a SARD compound; and other statements that are not historical fact.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the Closing are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of GTx and Oncternal to consummate the proposed Merger; (iii) risks related to GTx’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, GTx stockholders and Oncternal stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of GTx’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs, including GTx’s SARD program; (ix) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (x) risks related to GTx’s and/or the combined company’s inability to advance the development of, or divest, the SARD technology, including as a result of the inability to reconcile the conflicting SARD preclinical data and to successfully identify an appropriate SARD compound to advance to IND-enabling preclinical studies; (xi) the risk that the conditions to payment under the CVRs will be not be met and that the CVRs may otherwise never deliver any value to GTx stockholders, including the risk that the combined company’s ability to decide, in its sole discretion, to abandon the development of the SARD technology following the Merger, coupled with the lack of any obligation to develop the SARM technology, increases the likelihood that no payments will be made under the CVRs and the CVRs will expire valueless; and (xii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in GTx’s filings with the SEC, including the factors described in the section entitled “Risk Factors” in the preliminary proxy statement/prospectus/information statement (and, when available, the definitive proxy statement/prospectus/information statement) described below under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. GTx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, GTx has filed with the SEC a registration statement on Form S-4 that contains a preliminary prospectus/proxy statement/information statement.  The registration statement has not yet become effective. After the registration statement is declared effective, a definitive proxy statement/prospectus/information statement will be mailed to the stockholders of GTx and Oncternal.  Investors and security holders of GTx and Oncternal are urged to read the definitive proxy statement/prospectus/information statement and other materials filed or that will be filed with the SEC because they contain or will contain important information about GTx, Oncternal and the Merger. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by GTx with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GTx by directing a written request to: GTx, Inc., 17 W Pontotoc Ave., Suite 100, Memphis TN 38103, Attention: Corporate Secretary. Investors and security holders are urged to read the definitive proxy statement/prospectus/information statement and other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

GTx and its directors and executive officers and Oncternal and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GTx in connection with the proposed Merger. Information regarding the special interests of these directors and executive officers in the Merger is contained in the preliminary proxy statement/prospectus/information statement referred to above and will be contained in the definitive/proxy statement/prospectus/information statement when it becomes available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of GTx at the address above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated April 30, 2019, by and among GTx, Oncternal and Merger Sub.

2.2*	Form of CVR Agreement by and between GTx, Marc S. Hanover, as the Holders’ Representative, and Computershare Investor Services, as Rights Agent.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	GTx, Inc.

	By:	/s/ Henry Doggrell
	Name:	Henry Doggrell
	Title:	Vice President, Chief Legal Officer and Secretary